Exhibit 99.3

CERTIFICATE of QUALIFIED PERSON - D Clemente

I, Dario Clemente, do hereby certify that:

1.	I am a Director of Minxcon Consulting (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa

2.	I graduated with an HND (Ext. Met.) from the University of the Witwatersrand in 1976. In addition, I have completed the Business Leadership Development Programme at (WBS)

3.
I have more than 37 years’ experience in the mining and metallurgical industry. This includes 15 years as a metallurgical manager and consultant as well as four years in mine management. I have completed various technical reports on metallurgical operations and have been co-author of a technical paper presented overseas. I have completed a number of assessments and technical reports pertaining to various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

4.
I am a member/fellow of the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI43-101):-

Class	Professional Society	Year of Registration
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 701139)	1995
Member	Mine Metallurgical Managers Association of South Africa (MMMA) No. (M000948)	1988

5.	I am responsible for Items 1-3, 17-18, 23-27 of the Qualified Person’s Report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe”, effective 29 August 2014.

6.
I have read the definition of “Qualified Person” set out in the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of this Qualified Persons’ Report.

7.	I have read the NI43-101 and this Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.
I have no present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	I have read this technical Report and NI43-101 Standards of Disclosure for Mineral Projects and this Report has been prepared in compliance with NI43-101.

13.	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

14.	I did not undertake a personal inspection of the property.

15.	I have had no prior involvement with the property that is the subject of this Report.

Yours faithfully,

_________________________________________
D Clemente
NHD (Ext. Met.), GCC, MMMMA, FSAIMM
DIRECTOR, MINXCON PROJECTS

Prepared by Minxcon (Pty) Ltd